Exhibit 99.5

CONSENT OF DIRECTOR NOMINEE

As required by Rule 438 under the Securities Act of 1933, as amended, the undersigned hereby consents to being named as a Director Nominee in the Registration Statement on Form S-1 of M III Acquisition Corp. II (the “Company”), originally filed on April 19, 2016, and any and all amendments thereto, registering securities for issuance in the Company’s initial public offering.

Dated: May 2, 2016

/s/ Andrew L. Farkas
Andrew L. Farkas